Exhibit 99.1

Memorandum of Understanding

THIS MEMORANDUM OF UNDERSTANDING (the “MOU”) made as of this 3rd day of May, 2025 (the “Execution Date”)

BETWEEN:

(1)       3E Network Technology Group Limited, a company incorporated and existing under the laws of British Virgin Islands (the “Party A”); and

(2)       Orka Technologies Oy, a company incorporated and existing under the laws of the Finland (the “Party B”).

Party A and Party B shall be hereinafter referred to individually as a “Party” and collectively as the “Parties”.

BACKGROUND:

This MOU will establish the basic terms to be used in a future agreement between the Parties. The terms contained in this MOU are not comprehensive and it is expected that additional terms may be added, and existing terms may be changed or deleted. The basic terms are as follows:

1.	Non-Binding

1.	This MOU does not create a binding agreement between the Parties and will not be enforceable. Only the future agreement, duly executed by the Parties, will be enforceable. The terms and conditions of the future agreement will supersede any terms and conditions contained in this MOU. The Parties are not prevented from entering into negotiations with third parties with regard to the subject matter of this MOU.

Transaction Description

2.	The subject of this transaction is described as follows: The Parties intend to jointly develop and construct a data center located in Finland. According to the preliminary agreement between the parties, Party A will be responsible for providing all or the majority of the funding required for the project to ensure its smooth progress and implementation. Party B will be responsible for providing a suitable plot of land for the construction of the data center and for procuring the necessary equipment. In addition, Party B will act as the local coordinator, liaising with the construction company to oversee the construction progress and quality, ensuring that the project is completed on schedule and in compliance with the technical and operational standards agreed upon by both parties. The cooperation aims to leverage the respective strengths of both parties in terms of funding, resources, and local execution capabilities, in order to achieve efficient implementation and long-term operation of the data center.

Execution of the Formal Agreement

3.	The parties agree that the execution date of the formal agreement shall be determined through mutual consultation at an appropriate time and will be separately agreed upon. Unless otherwise agreed in writing, the formal agreement shall be executed within six (6) months from the date of signing of this Memorandum (the “Latest Execution Date”). Prior to the execution of the formal agreement, the terms set forth in this Memorandum are for reference only and shall not be legally binding..

Representations

4.	The Parties represent and warrant that their respective assets, real property or personal property, which constitutes any or all of this proposed transaction, are free and clear of any liens, charges, encumbrances or rights of others. If the representations of one or more of the Parties are untrue upon the Closing Date, then any remaining Parties may terminate any future agreement without penalty and any deposits must be refunded.

Governing Law and Jurisdiction:

5.	The formation, validity, interpretation, performance, and dispute resolution of this MOU shall be governed by the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. In the event of any dispute, disagreement, or claim arising from or in connection with this MOU, the parties shall first attempt to resolve the matter through friendly consultations. If consultations fail, the parties agree to submit the dispute to the Hong Kong International Arbitration Centre (HKIAC) for arbitration, in accordance with its then-effective arbitration rules. The place of arbitration shall be Hong Kong, and the language of arbitration shall be Chinese. The arbitral award shall be final and binding, with legal effect, and both parties shall comply with it.

Other Terms:

6.	This MOU constitutes the complete agreement between the parties with respect to the matters addressed herein, superseding any prior written or oral agreements. Any modification, supplement, or change to this MOU must be made in writing and signed by both parties to be effective.

7.	If a party is unable to perform part or all its obligations under this MOU due to a force majeure event (such as natural disasters, wars, government bans, etc.), the affected party shall promptly notify the other party in writing and provide relevant proof within a reasonable period. During the force majeure period, the performance period may be extended appropriately, with the extension period based on the actual duration of the impact. After the force majeure event ends, the parties shall promptly resume the performance of this MOU.

8.	If any provision of this MOU is found to be invalid or unenforceable, it shall not affect the validity of the other provisions. The invalid provision shall be adjusted in accordance with the original intent of the parties to ensure the overall validity of the agreement.

9.	Unless with the written consent of the other party, neither party shall transfer or delegate any of its rights or obligations under this MOU to a third party. Any transfer agreed by both parties shall be clearly stated in a written document.

10.	This MOU shall become effective on the date of signature by the authorized representatives of both parties. The parties confirm that they fully understand the contents of this MOU and voluntarily accept its binding nature.

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IN WITNESS WHEREOF, the undersigned have executed this MOU on the date first written above.

Signed for and on behalf of Party A

CEO: Yang Tingjun

3 E Network Technology Group Limited

Signature	/s/ Tingjun Yang

Signed for and on behalf of Party B

Roope Rämänen

Orka Technologies Oy

Signature	/s/ Roope Rämänen

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